UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549

				SCHEDULE 13D

		 Under the Securities Exchange Act of 1934
			     (Amendment No. 6)

		       FIRST FIDELITY BANCORPORATION
			      (Name of Issuer)

				COMMON STOCK
			      $1.00 PAR VALUE
		       (Title of Class of Securities)

				  32019510
			       (CUSIP Number)

			      BANCO SANTANDER,
			      SOCIEDAD ANONIMA
			(formerly BANCO DE SANTANDER
			SOCIEDAD ANONIMA DE CREDITO)
		     (Name of Persons Filing Statement)

			    GONZALO DE LAS HERAS
			   BANCO SANTANDER, S.A.

			    45 East 53rd Street
			     New York, NY 10022
			  Tel. No.: (212) 350-3444
		   (Name, Address and Telephone Number of
		    Person Authorized to Receive Notices
			    and Communications)

			       June 14, 1994
		  (Date of Event which Requires Filing of
			      this Statement)



	     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
	[ ].

	     Check the following box if a fee is being paid with this statement: [ ].


				SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of   7     Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    20,811,913                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    20,811,913                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         20,811,913                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         25.4%**                                    |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
		     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7
** Represents 24.8% of total voting stock of Issuer, First Fidelity Bancorporation.







		  Banco Santander, S.A., a Spanish banking corporation ("Buyer"), hereby amends and supplements its
	Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993 and Amendment No. 4 filed on August 16, 1993 and Amendment No. 5 filed on March 30, 1994 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

		  Item 1.  Security and Company.

		  The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

		  On June 14, 1994, Buyer acquired from the Company (the "Acquisition") 2,376,250 shares of Common Stock (with Preferred Share Purchase Rights ("Rights") attached) (collectively, the "Shares") upon exercise of 2,376,250 Warrants (the "Exercised Warrants") to purchase Common Stock. The Exercised Warrants represent one-quarter of the 9,505,000 Warrants (the "Original Warrants") that Buyer acquired from the Company on December 27, 1991 in a private placement pursuant to the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer. In such private placement, Buyer also acquired pursuant to the Investment Agreement 9,505,000 shares of Common Stock (with Rights attached).

		  Item 3.  Source and Amount of Funds or Other
	Consideration.

		  The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

		  Each of the Original Warrants had an exercise price of $25.50 per share of Common Stock. In payment of the exercise price of the Exercised Warrants (the "Exercise Price"), Buyer paid the Company an aggregate of $60,594,375 in cash, and Buyer funded such Exercise Price through internally generated funds.

		  Item 4.  Purpose of Transaction.

		  The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

		  Buyer acquired the Shares for investment. Buyer has agreed in the Investment Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholder, or otherwise. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time alternative courses of action as permitted by the Investment Agreement. Subject to the terms of the Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, none of Buyer, any person controlling Buyer, or to the best its knowledge, any of the persons named in Schedule A to the Original 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

		  Item 5.  Interest in Securities of the Company.

		  The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

		  (a) Upon consummation of the Acquisition, Buyer beneficially owned 20,811,913 shares of Common Stock, representing approximately 25.4% of the outstanding Common Stock (based on 79,533,827 shares of Common Stock outstanding (excluding treasury stock) as of June 7, 1994, adjusted to give pro forma effect to the issuance of the Shares to Buyer, according to information provided by the Company).

	      Upon the consummation of the Acquisition, the number of Original Warrants held by Buyer was reduced to 0. Buyer has received regulatory approval to acquire securities representing up to 24.9% of the total voting power of the Company's then outstanding securities on a fully diluted basis through open market purchases or otherwise; unless further extended by the Board of Governors of the Federal Reserve System, this approval expires on November 25, 1994.

		  Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

		  (b) Upon consummation of the Acquisition, Buyer had the sole power to vote and to dispose of 20,811,913 shares of Common Stock.

		  (c) Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected since April 15, 1994 by Buyer, any other person controlling Buyer, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

		  (d)  Inapplicable.

		  (e)  Inapplicable.


				 SIGNATURE



		  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



	Date: June 14, 1994

				   BANCO SANTANDER, S.A.



				   By:  /s/ Gonzalo de Las Heras
				      _______________________________
				       Name:  Gonzalo de Las Heras
				       Title: Director General